UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2010
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 and Shanda Interactive Complete Asset Sale and Purchase
Beijing and Shanghai, China — August 17, 2010 —Ku6 Media Co., Ltd. (formerly named Hurray! Holding Co., Ltd.) (“Ku6”) (Nasdaq: KUTV), a leader in online video portal operations in China and, Shanda Interactive Entertainment Limited (“Shanda”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, today announced that Ku6 and Shanda have completed the asset transactions entered into on June 1, 2010. Ku6 acquired 75% of an online audio business from Shanda in exchange for 415,384,615 newly issued ordinary shares of Ku6 and acquired the remaining 25% from a minority shareholder in exchange for 138,461,539 newly issued ordinary shares of Ku6. Shanda acquired Ku6’s recorded music and wireless value-added services businesses in exchange for an aggregate of US$37,243,904 in cash.
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information service and entertainment in China. As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users. Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast download speeds for seamless viewing. For more information about Ku6, please visit http://www.ku6.com.
About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Ku6, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements, which include without limitation statements regarding Ku6’s and Shanda’s respective abilities to achieve synergies with their respective acquisitions and to capture opportunities in the internet and media market in China. The accuracy of these statements may be affected by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future transaction will not create the operational and financial results that the management and boards of directors of Ku6 and Shanda expect, including in particular the possibility that this transaction may not be accretive to earnings in any future period or that Ku6 or Shanda will not continue to be able to attract users in China; the risk that Ku6 or Shanda will not be able to effectively manage or utilize their respective acquired assets; the risk that the popularity of video or audio-related online services or other interactive media will not continue to grow or that it may decrease; the risk that this and any future transaction could divert management’s attention from Ku6’s or Shanda’s operations, which could adversely affect results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required by law.
For more information, please contact:

For Ku6:
Matthew Zhao
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
Email: ir@ku6.com
For Shanda:
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Telephone: +86 21 5050 4740 in Shanghai
Email: IR@snda.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Xiaomei Pang

Name:	Xiaomei Pang
Title:	General Counsel

Date:	August 18, 2010